<SEQUENCE>1
<FILENAME>sc3.txt
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13e-3

                             Amendment No. 1

                Rule 13e-3 Transaction Statement
    Pursuant to Section 13(e) of the Securities Exchange Act of 1934

                           Opt-Sciences Corporation
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                         (Name of the Issuer)

               Opt-Sciences Corporation, Arthur J. Kania Trust
                             and Arthur J. Kania
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                   (Name of Persons Filing Statement)
                       Common Stock, $.25 par value
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                       (Title of Class of Securities)

                          #671003-10-1
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                 (CUSIP Number of Class of Securities)


                          Anderson L. McCabe, President
                             Opt-Sciences Corporation
                                1912 Bannard Street
                                Post Office Box 221
                          Riverton, New Jersey 08077-0221
                                  (856) 829-2800

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communication on Behalf of Person(s) Filing Statement)

COPY TO:          John Lasak, Esq.
                  Kania, Lindner, Lasak and Feeney
                  Two Bala Plaza, Suite 525
                  Bala Cynwyd, PA  19004
                  (610) 667-3240

This statement is filed in connection with (check the appropriate box):

a. [X]   The filing of solicitation materials or an information
statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [ ]   The filing of a registration statement under the Securities Act of 1933.
c. [ ]   A tender offer.
d. [ ]   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the
results of the transaction: [   ]

                       Calculation of Filing Fee

Transaction valuation*                     Amount of filing fee
---------------------                      --------------------
        $1,012,000                                  $128.20

* The transaction value is calculated based on $4.75 per share to be paid for an estimated 213,000 pre-reverse stock split shares in lieu of the fractional shares expected to be created by the Rule 13e-3 transaction. The filing fee is .00012670 times the transaction value.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $128.22
Form or Registration No.:  Schedule 13E-3 (File No. 005-08886)
Filing Party:  Opt Sciences Corporation
Date Filed:  November 3, 2004

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Introduction

     This Rule 13e-3 Transaction Statement on Schedule 13e-3 (together with the Exhibit hereto, this "Schedule 13e-3") is filed by Opt-Sciences Corporation, a New Jersey Corporation (the "Company"), the Arthur J. Kania Trust and Arthur J. Kania, pursuant to Section 13(e) of the Securities Exchange Act of 1934 and Rule 13e-3 thereunder. The Company's directors and a 2/3 majority of its shareholders have already approved an amendment to the Company's Certificate of Incorporation that would provide for the conversion and reclassification of each 2,000 outstanding shares of the Company's common stock into one new share of common stock in a reverse stock split. In the reverse stock split, the common shareholders will receive one share of common stock for each 2,000 shares they hold immediately prior to the effective date of the reverse stock split and they will receive cash in lieu of all fractional shares to which they would otherwise be entitled. The cash payment for the common stock will be equal to $4.75 per pre-split share.

     The Reverse Stock Split is being made upon the terms set forth in the preliminary information statement filed concurrently with the Schedule 13e-3 (the "Information Statement"). The information in the Information Statement, including all Exhibits thereto, is expressly incorporated herein by reference in its entirety and responses to each item are qualified in their entirety by the Information Statement. As of the date hereof, the Information Statement is in preliminary form and is subject to completion or amendment.

Item 1.  Summary Term Sheet.

The information set forth in the Information Statement under the caption "SUMMARY TERM SHEET" is incorporated herein by reference.

Item 2.  Subject Company Information.

(a)   Opt-Sciences Corporation
      1912 Bannard Street
      Riverton, New Jersey 08077-0221
      (856) 829-2800

(b) - (d) The information set forth in the Information Statement under the caption "INTRODUCTORY STATEMENT" is incorporated herein by reference.

(e) - (f)  None.

Item 3.  Identity and Background of Filing Person.

(a)(i)     Opt-Sciences Corporation (Subject Corporation)
          1912 Bannard St.
          Post Office Box 221
          Riverton, N.J. 08077-0221
          (856) 829-2800

   (ii)     Arthur J. Kania Trust (Affiliated Shareholder)
          Two Bala Plaza, Suite 525
          Bala Cynwyd, PA  19004
          (610) 667-0163

(iii) With respect to the directors and officers of the Company, the information set forth in the Information Statement under the caption "OTHER INFORMATION - - Information Regarding Directors and Executive Officers" is incorporated by reference.

(b) Arthur J. Kania Trust (the "Trust") is an Irrevocable Trust formed under the laws of the Commonwealth of Pennsylvania. The Trust has not been convicted in a criminal proceeding during the last five years or at any other time. The Trust has not been a party to any judicial or administrative proceeding during the last five years, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting its activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities law.

(c)  Tender Offer.  Not applicable

Item 4.  Terms of the Transaction.

(a) The information set forth in the Information Statement under the caption "INTRODUCTORY STATEMENT", SUMMARY TERM SHEET", and "SPECIAL FACTORS RELATING TO THE REVERSE SPLIT - Purposes of and Reasons for the Reverse Split" and "THE EFFECTS OF THE REVERSE SPLIT; FAIRNESS; TAXES" are incorporated herein by reference.
(c)  None.

(d) The information set forth in the Information Statement under the caption "OTHER INFORMATION - Lack of Appraisal Rights" is incorporated herein by reference.

(e)  None

(f)  Not applicable.

Item 5.  Past Contacts, Transactions, Negotiations, and Agreements.

(a) - (c), (e) The information set forth in the Information Statement and captioned "Certain Relationships and Related Transactions" is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

(b) The information set forth in the Information Statement under the caption "SUMMARY TERM SHEET" is incorporated herein by reference.

(c)(1) - (8) The information set forth in the Information Statement under the caption "THE EFFECTS OF THE REVERSE SPLIT; FAIRNESS; TAXES - The Effect of the Reverse Split on Affiliated Parties" is incorporated herein by reference.

Item 7.  Purposes, Alternatives, Reasons, and Effects.

(a) The information set forth in the Information Statement under the caption "SPECIAL FACTORS RELATING TO THE REVERSE SPLIT- Purposes of and Reasons for the Reverse Split" is incorporated herein by reference.

(b) The information set forth in the Information Statement under the captions "SUMMARY TERM SHEET - Alternatives Considered" and "SPECIAL FACTORS RELATING TO THE REVERSE SPLIT - Going Private Transaction
Alternatives" are incorporated herein by reference.

(c) The information set forth in the Information Statement under the caption "SPECIAL FACTORS RELATING TO THE REVERSE SPLIT - Purposes of and Reasons for the Reverse Split" is incorporated herein by reference.

(d) The information set forth in the Information Statement under the captions "SPECIAL FACTORS RELATING TO THE REVERSE SPLIT - Purposes of and Reasons for the Reverse Split - Potential Disadvantages of the Reverse Split - Advantages of Going Private - Disadvantages of Going Private" and "THE EFFECTS OF THE REVERSE SPLIT; FAIRNESS; TAXES" are incorporated herein by reference.

Item 8.  Fairness of the Transaction.

(a) The subject Company, acting through its Board of Directors, as well as Arthur J. Kania, and the Arthur J. Kania Trust all reasonably believe that the Rule 13e-3 transaction described in the Information Statement is fair to unaffiliated security holders.

(b) The factors considered by all filing parties in determining the fairness of the Rule 13e-3 transaction on unaffiliated security holders and the relative weight given to such factors are described in the Information Statement under the heading "THE EFFECTS OF THE REVERSE SPLIT; FAIRNESS; TAXES - - Fairness of the Transaction" which is incorporated herein by reference.

(c) The transaction is not structured to require approval of at least a majority of the unaffiliated security holders.

(d) No unaffiliated representative was engaged to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction and/or preparing a report concerning the fairness of the transaction (although an otherwise unaffiliated entity - - Curtis Financial Group, LLC - was engaged to prepare a report concerning the fairness of the transaction to the unaffiliated stockholders.)

(e) The Rule 13e-3 transaction was approved by a majority of the directors of the subject company who are not employees of the subject Company.

(f) No other offer of the type described in paragraph (viii) of Instruction 2 of Item 1014 of Regulation M-A has been received by the subject company or by any of the other filing parties with respect to the subject company during the past two years.

Item 9.  Reports, Opinions, Appraisals, and Negotiations.

(a) -(b) The information set forth in the Information Statement under the caption "THE EFFECTS OF THE REVERSE SPLIT; FAIRNESS; TAXES - Fairness Opinion and Valuation of Curtis Financial Group, LLC" is incorporated herein by reference.

(c) The full text of the Fairness Opinion and related valuation of the Common Stock prepared by Curtis Financial Group, LLC and dated October 28, 2004,is attached to the Information Statement as Exhibit "D" and is incorporated herein by reference.

Item 10.  Source and Amounts of Funds or Other Consideration.

(a) The information set forth in the Information Statement under the caption "THE EFFECTS OF THE REVERSE SPLIT; FAIRNESS; TAXES - Financial Effect" is incorporated herein by reference.

(b)  Not applicable.

(c) The information set forth in the Information Statement under the caption "THE EFFECTS OF THE REVERSE SPLIT; FAIRNESS; TAXES -Financial Effect" is incorporated herein by reference.

(d)  Not applicable.

Item 11.  Interest in Securities of the Subject Company.

(a) The information set forth in the Information Statement under the caption "INTRODUCTORY STATEMENT"; "THE EFFECTS OF THE REVERSE SPLIT; FAIRNESS; TAXES - Effect of Reverse Split on Affiliated Parties"; and "OTHER INFORMATION - Information regarding Directors and Executive Officers" is incorporated herein by reference.
(b)  None.

Item 12.  The Solicitation or Recommendation.

(d) The information set forth in the Information Statement under the captions "INTRODUCTORY STATEMENT" and "THE EFFECTS OF THE REVERSE SPLIT; FAIRNESS; TAXES - Effect of Reverse Split on Affiliated Parties" is incorporated herein by reference.

(e) The Company's Board of Directors (Arthur J. Kania, Arthur J. Kania, Jr. and Anderson McCabe), after due consideration as described in the Information Statement under the caption "SPECIAL FACTORS RELATING TO THE REVERSE SPLIT - - Background of the Reverse Split" recommended to the Trustee of the Arthur J. Kania Trust that the Trust's shares in the Company be voted in favor of the reverse split. The reasons for such recommendation are stated in the Information Statement under the captions "SPECIAL FACTORS RELATING TO THE REVERSE SPLIT - Purposes of and Reasons for the Reverse Split and Advantages of Going Private."

Item 13.  Financial Statements.

(a)(1) The financial statement information contained in the Annual Report filed as an exhibit to the Company's Form 10-KSB as of November 1, 2003 is incorporated herein by reference.

(a)(2) The financial statement information contained in the Quarterly Report in the Form 10-QSB as of July 31, 2004 is incorporated herein by reference.

(a)(3)  Not applicable.

(a (4) The information set forth in the Information Statement under the caption "OTHER INFORMATION- Summary Financial Information" is incorporated herein by reference.

(b) The information set forth in the Information Statement under the caption "OTHER INFORMATION - Summary Financial Information" is incorporated herein by reference.

Item 14.  Persons / Assets Retained, Employed, Compensated, or Used.

(a)  None.

(b) The Information set forth in the Information Statement under the caption "THE EFFECTS OF THE REVERSE SPLIT; FAIRNESS; TAXES - Financial Effect" is incorporated herein by reference.

Item 15.  Additional Information.

(b) The information set forth in the Information Statement including all Exhibits thereto is incorporated herein by reference.
Item 16.  Exhibits.

(a) An Information Statement filed electronically by EDGAR with the Securities and Exchange Commission.

(b)  Not applicable.

(c) Fairness Opinion and Valuation of Common Stock by Curtis Financial Group, LLC attached to the Information Statement as Exhibit "D".

(d)  Not Applicable.

(f)  Not Applicable.

(g)  Not Applicable.


SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

OPT-SCIENCES CORPORATION      ARTHUR J. KANIA TRUST

By:  /s/ Anderson L. McCabe     By:  /s/ Rose Sayen  By:  /s/ Arthur J. Kania

     Anderson L. McCabe               Rose Sayen              Arthur J. Kania
     President                        Trustee


Dated:  January     , 2005


EXHIBIT INDEX

(1) An Information Statement filed electronically by EDGAR with the Securities and Exchange Commission